Exhibit 99.1

                                  Press Release

     Chapter 11 Plan of  Reorganization  Confirmed  for UCI Medical  Affiliates,
Inc.

     Columbia, SC, August 16, 2002. As of August 8, 2002, the U.S. Bankruptcy Court for the District of South Carolina in Columbia, South Carolina has issued orders confirming all of the Plans of Reorganization filed as of May 6, 2002 by UCI Medical Affiliates, Inc., and its wholly-owned subsidiaries, UCI Medical Affiliates of South Carolina, Inc. and UCI Medical Affiliates of Georgia, Inc., and its affiliates, Doctor's Care, P.A., Doctor's Care of Tennessee, P.C., and Doctor's Care of Georgia, P.C.

         The company believes that the reorganization under Chapter 11 should enable the company to immediately address its liquidity and debt restructuring challenges. Jerry F. Wells, Jr., the company's Executive Vice President of Finance and Chief Financial Officer, stated, "The company is very pleased with the approval by the Court of the plans of reorganization, which we believe will enable us to increase profitability and shareholder value."

         Headquartered in Columbia, South Carolina, UCI Medical Affiliates, Inc. provides nonmedical management and administrative services to medical centers located in South Carolina and Tennessee. These medical centers operate under the name "Doctor's Care."


FORWARD LOOKING STATEMENTS

         Information set forth in this News Release may contain statements and information, which describe or reflect the company's beliefs concerning future business conditions and the outlook for the company. These forward-looking statements are subject to risks, uncertainties and other facts that could cause the company's actual results, performance or achievement to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and other factors include, but are not limited to, the following: the company's ability to negotiate and implement a reorganization plan, to address its financing requirements in light of its existing debt obligations and market conditions, to obtain bankruptcy court approvals as requested, and to compete effectively with other healthcare providers; the reimbursement policies for insurance companies and other third-party payors of medical services; and the uncertain and unstable legal environment for healthcare providers. Please refer to the company's documents on file with the Securities and Exchange Commission for other risks and uncertainties.